Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

February 26, 2004
Our ref. No. PI 034

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Impairment Losses on Investments**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on February 26, 2004

04 MAR -2 AM 7:21

Impairment Losses on Investments

Mitsubishi Corporation has decided to recognize the impairment loss on investment in Kohjin, Co., Ltd. As Kohjin reached the decision to recognize losses on sale of assets at its extraordinary general meeting of shareholders held on February 26, 2004.
Details of the decision are as follows.

1. Shares of Kohjin Co., Ltd. held by Mitsubishi Corporation

(1) Number of shares: 20,800,000
(2) Amount: 11.4 billion yen

2. Effect on Earnings

At present, Mitsubishi Corporation estimates extraordinary loss of 6.7 billion yen at the parent company (non-consolidated basis).
The company has already recognized the loss as the impairment losses on property and equipment of affiliated companies in its consolidated results for the nine months ended December 2003, based on US GAAP, which was announced on February 6, 2004.

3. Effect on Earnings Forecast

There is no change to Mitsubishi Corporation's consolidated earnings forecast (U.S. GAAP) of 100 billion yen for the fiscal year ending March 31, 2004, which was announced on February 6, 2004, as a result of this transaction.
Mitsubishi Corporation uses consolidated results for management purposes, and does not disclose non-consolidated earnings forecasts.

4. Profile of Kohjin Co., Ltd.

(1) Company Name	Kohjin Co., Ltd.
(2) President	Katsuyuki Yokota
(3) Head Office	1-21, Nihombashi-Muromachi 4-chome, Chuo-ku, Tokyo
(4) Date Established	March 1937
(5) Main business	Manufacturing, processing and sale of yeast, synthetic resins, papers and films; Development and sale of real estate
(6) Fiscal year-end	March 31
(7) Number of employees	724
(8) Main offices	Head Office, Kansai Regional Headquarters, Nagoya Branch, Kyushu Branch, Fuji Mill, Yatsushiro Factory, Saiki Factory
(9) Capital	11.0 billion yen

(10) Major Shareholders

Mitsubishi Corporation	29.7%
Mitsubishi Chemical Corporation	7.9%
Mitsubishi Paper Mills, Ltd.	7.9%

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